UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42625

Smart Digital Group Limited

No. 2615, Xingsheng 1st Road

Hengqin New District, Zhuhai City

Guangdong Province, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Resignations of Mr. Sam Wai Hong and Mr. Yunting Chen

On May 8, 2026, Mr. Yunting Chen notified Smart Digital Group Limited (the “Company”) of his resignation as the Chief Executive Officer of the Company, effective as of May 8, 2026. Mr. Yunting Chen has stated that his resignation was due to personal reasons and not due to any disagreement with the Company regarding its operations, policies, or practices.

On May 9, 2026, Mr. Sam Wai Hong notified the Company of his resignation as the Chairman of the Board of Directors (the “Board”) and a Director of the Company, effective as of May 9, 2026. Mr. Sam Wai Hong has stated that his resignation was due to personal reasons and not due to any disagreement with the Company regarding its operations, policies, or practices.

Appointment of Mr. Lin Kon Fatt and Mr. Yiwei Wang

To fill the vacancy created by the resignation of Mr. Yunting Chen, on May 8, 2026, the nominating and corporate governance committee of the Board recommended, and the Board appointed, Mr. Yiwei Wang to serve as the Chief Executive Officer of the Company, effective May 8, 2026. Mr. Yiwei Wang, age 47, has served as a vice president at Zhixian Xihan Communication Group Co., Ltd. since 2024. He served as a marketing project manager at Yuanqi Linked Media Co., Ltd. from 2021 to 2023. He studied computer science and technology at the National Taiwan University and obtained a bachelor’s degree in 2002.

To fill the vacancy created by the resignation of Mr. Sam Wai Hong, on May 9, 2026, the nominating and corporate governance committee of the Board recommended, and the Board appointed, Mr. Lin Kon Fatt to serve as the Chairman of the Board and a Director of the Company, effective May 9, 2026. Mr. Lin Kon Fatt, age 36, served as the chairman of Star River Bound Digital Group Co., Ltd. since 2018. He studied digital marketing technology at Sunway University and obtained a bachelor’s degree in 2010. He then studied network engineering at Asia Pacific University and obtained a master’s degree in 2013.

There are no family relationships between Mr. Lin Kon Fatt or Mr. Yiwei Wang and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Lin Kon Fatt or Mr. Yiwei Wang and any other person pursuant to which each of them was appointed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Digital Group Limited

Date: May 13, 2026	By:	/s/ Yiwei Wang
	Name:	Yiwei Wang
	Title:	Chief Executive Officer
(Principal Executive Officer)

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